UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: January 3, 2009

☐ Transition Report on 10-K
☐ Transition Report on 20-F
☐ Transition Report on 11-K
☐ Transition Report on 10-Q
☐ Transition Report on N-SAR

For the Transaction Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 - REGISTRANT INFORMATION

Phoenix Footwear Group, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

5840 El Camino Real, Suite 106
Address of Principal Executive Office (Street and Number)

Carlsbad, CA 92008
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant will be unable to file its Annual Report on Form 10-K for the fiscal year ended January 3, 2009 by the deadline of April 3, 2009 without unreasonable effort or expense because management needs additional time to complete the financial statements. This process has taken longer than expected due to additional procedures required in connection with its valuation and impairment testing of goodwill and unamortizable intangibles related to its footwear, premium footwear, and accessories business segments, the values of which it expects to significantly write down as of the end of its last fiscal year (see Part IV, below). The Registrant presently intends to file its Form 10-K as soon as practicable and, in any event, no later than April 20, 2009, as prescribed in Rule 12b-25.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dennis Nelson	760	602-9688
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is required by Part IV, Item (3) of Form 12b-25 to provide as part of this Notification an explanation regarding whether the results of operations expected to be reported for the year ended January 3, 2009, will reflect significant changes from its results of operations for the year ended December 29, 2007. The results of operations that the Registrant will include in the Form 10-K for the fiscal year ended January 3, 2009 are still being finalized by management and audited by Mayer Hoffman McCann P.C., and additional time is required to finalize the year-end financial reporting process, including completing the year-end impairment analysis of the value of goodwill and unamortizable intangible and intangible assets.

After including the effect of these significant non-cash impairment charges, the Registrant expects to report a greater net loss from continuing operations for fiscal 2008 than the net loss from continuing operations of $16.6 million reported by it for fiscal 2007. The Registrant has not yet completed its determination of the amount of these non-cash charges and, as a result, is unable to estimate the amount of the net loss from continuing operations for fiscal 2008.

Forward-Looking Statements

This Notification contains certain forward-looking statements that reflect, when made, the Registrant’s current views with respect to current events and financial performance. These forward-looking statements are within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbors created thereby. These forward-looking statements include, but are not limited to, statements regarding expected results for fiscal 2008, the amount of the anticipated impairment charge, the ability to comply with financial covenants or obtain waivers or modifications thereof, initiatives to reduce working capital, reduce bank debt and increase shareholder value and/or statements preceded by, followed by or that include the words “expects,” “estimates,” or similar expressions. Investors are cautioned that all forward- looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Many of these risks and uncertainties are discussed in Phoenix Footwear’s Annual Report on Form 10-K for the fiscal year ended December 29, 2007 filed with the Securities and Exchange Commission (the “SEC”), and in any subsequent reports filed with the SEC, all of which are available at the SEC’s website at www.sec.gov. The Registrant disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events and/or otherwise.

Phoenix Footwear Group, Inc
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 3, 2009	By:	/s/ Dennis Nelson
Dennis Nelson Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatement or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)